02027471

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

4-1-02

RECEIVED APR 3 0 2002 180

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

PROCESSED MAY 0 6 2002 THOMSON FINANCIAL

For the month of April, 2002

SUEZ
(translation of registrant's name into English)

16, rue de la Ville l'Evêque, 75008 Paris, France (address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82____ ________

Press Release

Ondeo (SUEZ) and the City of Chongqing sign a pioneering 30 year framework agreement for water services

A breakthrough in public private partnerships further strengthens Ondeo's leading position in the People's Republic of China

Paris, April 26, 2002

Ondeo, the water division of SUEZ, announced it has signed a framework agreement to supply and manage drinking water services to the City of Chongqing. The project, an important breakthrough in the People's Republic of China, is the first application on a large-scale basis of an innovative public private partnership under a concession scheme to one of the biggest municipalities in the country (approximately 30 million inhabitants). Chongqing is the largest city in the West of China and is one of four cities to benefit from a Province status along with Beijing, Shanghai and Tianjing.

The agreement's scope covers two existing plants with a total capacity of 275,000 m^3/day and an expansion potential of 100,000 m^3/day. Investment will amount to 150 million euros. The framework agreement provides for the planning, development, and operation of the water system and management of customer services. The supply area, situated in northern Chongqing, involves a current population of approximately 450,000, and comprises the regions of Jiang bei, Yu Bei and an important new industrial development zone in which Ford Motor Company is already installed.

Upon signing the agreement, Yves Thibault de Silguy, Senior Executive Vice President, SUEZ said, "This project demonstrates the confidence Chinese authorities have in Ondeo's ability to offer the right type of partnership for the provision of long-term water services to meet the growing needs of Chongqing."

The framework agreement between Sino-French Water Development - a joint subsidiary of Ondeo and the New World Group from Hong Kong - and the Chongqing Water Industry Holding Company, aims at the incorporation of a Sino-Foreign Joint Venture in which Sino-French Water Development holds a majority of 60% shares. This new agreement further strengthens Ondeo's leading position and presence in China where it currently manages 14 long term water contracts in the provinces of Shanghai (Shanghai Spark Industrial Development Zone, Shanghai Chemical Industry Park), Guandong (Tanzhou, Zhongshan and Lianjiang), Liaoning (Shenyang, Panjin and Changtu), Jilin (Siping), Henan (Zhengzhou), Hubei (Baoding), Jiangxi (Nanchang), and Zhejiang (Xinchang) and in Macau.

Ondeo has been active in China for over 30 years and is a true reference for industrial and municipal clients. In 1985, after winning the first ever foreign-owned water concession contract in Asia, in Macau, Ondeo went on to contribute to the construction of over 125 water plants in China, through its water plant specialist Ondeo Degrémont. Ondeo Services, its water services management branch currently supplies an estimated population of 10 million people in China. Increasingly, Ondeo is seen as a global solutions provider for industrial clients, winning key strategic long-term contracts in Shanghai for major industrial parks. In 2001, Ondeo's revenues in Greater China were approximately 400 million euros.

About Ondeo

Ondeo, the water division of SUEZ, comprises four key businesses: Ondeo Services, Ondeo Nalco, Ondeo Degrémont, and Ondeo Industrial Solutions. The world leader in water-related services, Ondeo serves 115 million consumers and 60,000 industrial customers, and has built more than 10,000 water treatment plants around the world. Ondeo's objective is to be the premier provider of sustainable water-related solutions and services world-wide, through long-term partnerships that benefit its customers, communities, employees, and the environment. In 2001 Ondeo's revenues were over 10 billion euros.

www.ondeo.com

Press Contacts
In France
Luan Greenwood – Tel + 33 1 58 18 44 17

In China
Laura Sun – Tel + 853 22 0477

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUEZ
(registrant)

Date : April 29, 2002

By: Senior Vice President – General Counsel
(Signature) *
/Philippe de MARGERIE/

* Print the name and title of the signing officer under his signature.